Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333145845

October 24, 2007

Contact: Peter Truell

(212) 412 7576

peter.truell@barclayscapital.com

Kristin Friel

(212) 412 7521

kristin.friel@barclayscapital.com

Christine Hudacko

(415) 597 2687

christine.hudacko@barclaysglobal.com

FOR IMMEDIATE RELEASE

Barclays Launches Eight Commodity Sub-Sector iPath® Exchange Traded Notes

New York, NY (October 24, 2007) – Barclays Bank PLC announced today the launch of eight new iPath® Exchange Traded Notes (ETNs) on the NYSE Arca stock exchange. The iPath ETNs are the first Exchange Traded Notes designed to offer exposure to sub-indexes of the Dow Jones-AIG Commodity IndexSM. They are linked to agriculture, copper, energy, grains, industrial metals, livestock, natural gas, and nickel,

“The new iPath sub-sector ETNs provide investors with access to harder-to-reach markets,” said Philippe El-Asmar, Head of Investor Solutions, Americas at Barclays Capital. “Investments in iPath Exchange Traded Notes surpassed $3.6 billion in just under 16 months from inception, and we believe these new ETNs will continue to attract attention particularly with daily creations and redemptions available since October 1, 2007.”

“The new iPath ETNs demonstrate Barclays continued commitment to providing investors with innovative investment solutions to the commodity markets,” added Benoit de Vitry, Head of Commodities, Emerging Markets Rates and Quantitative Analytics at Barclays Capital.

The iPath ETNs have a 30-year maturity and are senior, unsecured, unsubordinated debt securities issued by Barclays Bank PLC linked to the performance of a market index. iPath ETNs, which investors can trade on an exchange at market prices, are designed to provide investors with convenient access to the returns of market benchmarks, less investor fees.

Several Barclays divisions worked together to create this success. Barclays Bank PLC is the issuer, Barclays Capital Inc. is the issuer’s agent, and Barclays Global Investors Services is the promoter of iPath ETNs to intermediaries.

The pricing supplements can be found on the SEC website at:

•	iPath® Dow Jones-AIG Agriculture Total Return Sub-IndexSM ETN (JJA)

http://www.sec.gov/Archives/edgar/data/312070/000119312507223682/d424b3.htm

•	iPath® Dow Jones-AIG Copper Total Return Sub-IndexSM ETN (JJC)

http://www.sec.gov/Archives/edgar/data/312070/000119312507223697/d424b3.htm

•	iPath® Dow Jones-AIG Energy Total Return Sub-IndexSM ETN (JJE)

http://www.sec.gov/Archives/edgar/data/312070/000119312507223706/d424b3.htm

•	iPath® Dow Jones-AIG Grains Total Return Sub-IndexSM ETN (JJG)

http://www.sec.gov/Archives/edgar/data/312070/000119312507223718/d424b3.htm

•	iPath® Dow Jones-AIG Industrial Metals Total Return Sub-IndexSM ETN (JJM)

http://www.sec.gov/Archives/edgar/data/312070/000119312507223732/d424b3.htm

•	iPath® Dow Jones-AIG Livestock Total Return Sub-IndexSM ETN (COW)

http://www.sec.gov/Archives/edgar/data/312070/000119312507223739/d424b3.htm

•	iPath® Dow Jones-AIG Natural Gas Total Return Sub-IndexSM ETN (GAZ)

http://www.sec.gov/Archives/edgar/data/312070/000119312507223751/d424b3.htm

•	iPath® Dow Jones-AIG Nickel Total Return Sub-IndexSM ETN (JJN)

http://www.sec.gov/Archives/edgar/data/312070/000119312507223766/d424b3.htm

The following link provides further information about the iPath ETNs: http://www.iPathetn.com/

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

About Barclays

Barclays PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. We are one of the largest financial services companies in the world by market capitalization. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 127,000 people. We move, lend, invest and protect money for over 25 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. The market value of the Securities may be influenced by many unpredictable factors, including, where applicable, highly volatile commodities prices, changes in supply and demand relationships; weather; agriculture; trade; pestilence; changes in interest rates; and monetary and other governmental policies, action and inaction. Index components that track the performance of a single commodity, or index components concentrated in a single sector, are speculative and may typically exhibit higher volatility. The current or “spot” prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant commodity. These factors may affect the value of the index and the value of your Securities in varying ways.

In addition to factors affecting commodities generally, index components composed of futures contracts on nickel or copper, which are industrial metals, may be subject to a number of additional factors specific to industrial metals that might cause price volatility. These include changes in the level of industrial activity using industrial metals (including the availability of substitutes such as man-made or synthetic substitutes); disruptions in the supply chain, from mining to storage to smelting or refining; adjustments to inventory; variations in production costs, including storage, labor and energy costs; costs associated with regulatory compliance, including environmental regulations; and changes in industrial, government and consumer demand, both in individual consuming nations and internationally. Index components concentrated in futures contracts on agricultural products, including grains, may be subject to a number of additional factors specific to agricultural products that might cause price volatility. These include weather conditions, including floods, drought and freezing conditions; changes in government policies; planting decisions; and changes in demand for agricultural products, both with end users and as inputs into various industries.

“Dow Jones®”, “AIG®”, “Dow Jones-AIG Commodity IndexSM”, “DJ-AIGCISM”, “Dow Jones-AIG Commodity Index Total ReturnSM”, “Dow Jones-AIG Agriculture Total Return Sub-IndexSM”, “Dow Jones-AIG Copper Total Return Sub-IndexSM”, “Dow Jones-AIG Energy Total Return Sub-IndexSM”, “Dow Jones-AIG Grains Total Return Sub-IndexSM”, “Dow Jones-AIG Industrial Metals Total Return Sub-IndexSM”, “Dow Jones-AIG Livestock Total Return Sub-IndexSM”, “Dow Jones-AIG Natural Gas Total Return Sub-IndexSM” and “Dow Jones-AIG Nickel Total Return Sub-IndexSM” are registered trademarks or servicemarks of Dow Jones & Company, Inc. (“Dow Jones”), and American International Group, Inc. (“AIG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC for the Securities. The Securities based on the Dow Jones–AIG Commodity Index Total ReturnSM are not sponsored, endorsed, sold or promoted by Dow Jones, AIG Financial Products Corp. (“AIG-FP”), AIG, or any of their respective subsidiaries or affiliates and none of Dow Jones, AIG-FP, AIG, or any of their respective subsidiaries or affiliates makes any representation regarding the advisability of investing in such Securities.

© 2007 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

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